Filed Pursuant to Rule 424(b)(3)
Registration No. 333-164703

KBS REAL ESTATE INVESTMENT TRUST III, INC.
SUPPLEMENT NO. 22 DATED DECEMBER 11, 2014
TO THE PROSPECTUS DATED APRIL 25, 2014
This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust III, Inc. dated April 25, 2014, as supplemented by supplement no. 3 dated May 6, 2014, supplement no. 12 dated September 10, 2014, supplement no. 13 dated September 10, 2014, supplement no. 14 dated November 6, 2014, supplement no. 15 dated November 10, 2014, supplement no. 16 dated November 13, 2014, supplement no. 17 dated November 19, 2014, supplement no. 18 dated November 26, 2014, supplement no. 19 dated December 4, 2014, supplement no. 20 dated December 5, 2014 and supplement no. 21 dated December 10, 2014. As of December 12, 2014, this supplement no. 22 dated December 11, 2014 supersedes and replaces supplement no. 3 dated May 6, 2014. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust III, Inc. and, as required by context, KBS Limited Partnership III, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose an updated offering price for shares of common stock to be sold in this primary offering and the offering under our dividend reinvestment plan.
DETERMINATION OF OFFERING PRICE
On December 9, 2014, our board of directors established an updated offering price for shares of common stock to be sold in this primary offering of $10.51 per share (with discounts available to certain categories of purchasers) and an offering price for shares of common stock to be sold under our dividend reinvestment plan of $9.99 per share (which is 95% of the price to acquire a share in this primary offering). These updated offering prices for this primary offering and the dividend reinvestment plan offering will be effective December 12, 2014. Subscriptions dated on or before December 11, 2014 will be processed at the current offering prices and subscriptions dated after such date will be processed at the updated offering prices set forth above, in each case subject to discounts that may be available for some categories of investors. The updated offering price of shares of common stock to be sold in this primary offering was determined by adding certain offering costs to the estimated value of our assets less the estimated value of our liabilities, or net asset value, divided by the number of shares outstanding, all as of September 30, 2014, with the exception of an adjustment for actual or estimated acquisition fees and closing costs related to six properties that were either acquired subsequent to September 30, 2014 or under contract to purchase and are reasonably probable to close, but had not yet closed as of December 9, 2014, which were included as a reduction to the net asset value. As of September 30, 2014, there were 99,101,093 shares of common stock issued and outstanding. We did not make any other adjustments to our estimated net asset value per share subsequent to September 30, 2014, including any adjustments relating to the following, among others: (i) the issuance of common stock and the payment of related offering costs; (ii) net operating income earned and distributions declared; and (iii) the redemption of shares. The updated offering price of our shares is not a statement of our estimated net asset value per share as our board of directors also took into consideration the projected costs and expenses associated with raising capital in this offering. These costs include selling commissions, dealer manager fees and certain other offering costs and are included in the updated offering price so that any dilutive impact to our existing stockholders is minimized. We are providing information regarding our estimated net asset value per share for the sole purpose of updating the offering prices in this primary initial public offering and in our dividend reinvestment plan offering.
Our conflicts committee, composed soley of all of our independent directors, is responsible for the oversight of the valuation process, including the review and approval of the valuation and appraisal processes and methodologies used to determine our estimated net asset value per share, the consistency of the valuation and appraisal methodologies with real estate industry standards and practices, and the reasonableness of the assumptions used in the valuations and appraisals. With the approval of our conflicts committee, we engaged CBRE Capital Advisors, Inc. (“CBRE Cap”), an independent investment banking firm, to provide a calculation of the range in estimated net asset value per share of our common stock as of September 30, 2014. CBRE Cap based this range in estimated net asset value per share upon appraisals of our real estate properties performed by CBRE, Inc. (“CBRE”), an affiliate of CBRE Cap and an independent third-party appraisal firm, and valuations performed by KBS Capital Advisors, our advisor, with respect to our cash, real estate loan receivable, other assets, mortgage debt and other liabilities, which are disclosed in our quarterly report on Form 10-Q for the period ended September 30, 2014. The appraisal reports CBRE prepared summarized the key inputs and assumptions involved in the appraisal of each of our real estate properties. CBRE Cap’s valuation was designed to follow the prescribed methodologies of Practice Guideline 2013-01, Valuations of Publicly Registered Non-Listed REITs, issued by the Investment Program Association (“IPA”) in April 2013 (the "IPA Valuation Guidelines"). The methodologies and assumptions used to determine the estimated value of our assets and the estimated value of our liabilities are described further below.

Upon the conflicts committee’s receipt and review of CBRE Cap’s valuation report, which included the appraised value of each of our real estate properties, as noted in the appraisal reports prepared by CBRE, and a summary of the estimated value of each of our other assets and liabilities as determined by our advisor and reviewed by CBRE Cap, and in light of other factors considered by the conflicts committee and the conflicts committee’s own extensive knowledge of our assets and liabilities, the conflicts committee: (i) concluded that the range in estimated net asset value per share of $8.46 to $10.27, with an approximate mid-range value of $9.42 per share, as indicated in CBRE Cap’s valuation report and recommended by our advisor, was reasonable and (ii) recommended to our board of directors that it adopt $9.42 as the estimated net asset value per share of our common stock, which approximates the mid-range value determined by CBRE Cap. Our board of directors unanimously agreed to accept the recommendation of the conflicts committee and approved $9.42 as the estimated net asset value per share of our common stock, which determination is ultimately and solely the responsibility of our board of directors. Our board of directors then considered the cost of raising capital in this primary initial public offering as described above and approved $10.51 as the updated offering price per share for this primary initial public offering (with discounts available for some categories of investors) and $9.99 as the updated offering price per share for this dividend reinvestment plan offering.
The table below sets forth the calculation of our estimated net asset value per share as of December 9, 2014 and the calculation of the updated primary offering price effective for purchases of shares of common stock to be sold in this offering beginning December 12, 2014, as well as the calculation of our prior estimated net asset value per share and primary offering price as of May 5, 2014. Neither CBRE Cap nor CBRE is responsible for the determination of the estimated net asset value per share as of December 9, 2014 or May 5, 2014 and did not participate in the determination of the updated primary offering price.

	December 9, 2014 Estimated Net Asset Value per Share and Primary Offering Price	May 5, 2014 Estimated Net Asset Value per Share and Primary Offering Price (4)	Change in Estimated Net Asset Value per Share
Real estate properties (1)	$17.39	$18.33	$(0.94)
Real estate-related investment	0.18	0.21	(0.03)
Cash (2)	1.56	0.94	0.62
Other assets	0.12	0.16	(0.04)
Mortgage debt (3)	(9.31)	(9.89)	0.58
Other liabilities	(0.39)	(0.46)	0.07
Acquisition-related costs subsequent to September 30, 2014	(0.13)	—	(0.13)
Estimated net asset value per share	$9.42	$9.29	$0.13
Estimated enterprise value premium	None assumed	None assumed	None assumed
Total estimated net asset value per share	$9.42	$9.29	$0.13
Offering related costs	1.09	1.10	(0.01)
Primary offering price per share	$10.51	$10.39	$0.12
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(1) The decrease in the estimated value of real estate properties per share was primarily due to the increase in shares outstanding, partially offset by the acquisitions of real estate properties through September 30, 2014. Other than actual or estimated acquisition fees and closing costs for closed or probable acquisitions as of December 9, 2014, the acquisitions of properties subsequent to September 30, 2014 did not have an effect on our estimated net asset value per share shown above.
(2) The increase in cash is primarily due to net offering proceeds from this offering.
(3) The decrease in the estimated value of mortgage debt per share was primarily due to the increase in shares outstanding, partially offset by the increase in mortgage debt outstanding related to real estate acquisitions through September 30, 2014.
(4) The May 5, 2014 estimated net asset value per share was based upon a calculation of the range of estimated net asset value per share of our common stock as of March 31, 2014 by CBRE Cap and recommended by our advisor. CBRE Cap based this range in estimated net asset value per share upon appraisals of our real estate properties performed by CBRE and valuations performed by our advisor with respect to our cash, real estate loan receivable, other assets, mortgage debt and other liabilities. For more information relating to the May 5, 2014 estimated net asset value per share and the assumptions and methodologies used by CBRE, CBRE Cap and our advisor, see supplement no. 3 dated May 6, 2014.

The increase in our estimated net asset value per share from the previous estimate was primarily due to the items noted in the table below, which reflect the significant contributors to the increase in the estimated net asset value per share from $9.29 to $9.42. The changes are not equal to the change in values of each asset and liability group presented in the table above due to new investments and related financings and other factors, which caused the value of certain asset or liability groups to change with no impact to our fair value of equity or the overall estimated net asset value per share.

	Change in Estimated Net Asset Value per Share
May 5, 2014 estimated net asset value per share	$9.29
Changes to estimated net asset value per share
Offering related costs	(0.03)
Real estate
Real estate	0.38
Capital expenditures on real estate	(0.07)
Total change related to real estate	0.31
Acquisition-related costs	(0.15)	(1)
Deferred financing costs	(0.01)
Notes payable	(0.01)
Other changes, net	0.02
Total change in estimated net asset value per share	$0.13
December 9, 2014 estimated net asset value per share	$9.42
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(1) Amount includes actual or estimated acquisition fees and closing costs related to properties that were either acquired subsequent to May 5, 2014 or under contract to purchase and are reasonably probable to close, but had not yet closed as of December 9, 2014.
As with any valuation methodology, the methodologies used are based upon a number of estimates and assumptions that may not be accurate or complete. Different parties using different assumptions and estimates could derive a different estimated net asset value per share of our common stock, and these differences could be significant. The estimated net asset value per share is not audited and does not represent the fair value of our assets less the fair value of our liabilities according to U.S. generally accepted accounting principles (“GAAP”), nor does it represent a liquidation value of our assets and liabilities or the price at which our shares of common stock would trade on a national securities exchange. The estimated net asset value per share does not reflect a discount for the fact that we are externally managed, nor does it reflect a real estate portfolio premium/discount versus the sum of the individual property values. The estimated net asset value per share also does not take into account estimated disposition costs and fees for real estate properties that are not held for sale, debt prepayment penalties that could apply upon the prepayment of certain of our debt obligations, the impact of restrictions on the assumption of debt or swap breakage fees that may be incurred upon the termination of certain of our swaps prior to expiration. As of September 30, 2014, we had no potentially dilutive securities outstanding that would impact the estimated net asset value per share of our common stock.
Methodology
Our goal for the valuation was to arrive at a reasonable and supportable estimated net asset value per share, using a process that was designed to be in compliance with the IPA Valuation Guidelines and using what we and our advisor deemed to be appropriate valuation methodologies and assumptions. The following is a summary of the valuation and appraisal methodologies, assumptions and estimates used to value our assets and liabilities:

Real Estate
Independent Valuation Firm
CBRE Cap was selected by our advisor and approved by the conflicts committee. With the approval of the conflicts committee, CBRE Cap engaged CBRE to appraise our real estate portfolio(1). CBRE Cap reviewed and took into consideration the appraised values of each of our properties contained in the appraisal reports of CBRE, and described the results of such appraisals in its valuation report, which was provided to our conflicts committee and our board of directors. CBRE is engaged in the business of appraising commercial real estate properties and is not affiliated with us or our advisor. The compensation CBRE receives for its appraisals of our real estate properties is based on the scope of work and not on the appraised values of our real estate properties. The appraisals were performed in accordance with the Code of Ethics and the Uniform Standards of Professional Appraisal Practice, or USPAP, the real estate appraisal industry standards created by The Appraisal Foundation, as well as the requirements of the state where each real property is located. Each appraisal was reviewed, approved and signed by an individual with the professional designation of MAI (Member of the Appraisal Institute). The use of the reports is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives. In preparing its appraisal reports, CBRE did not, and was not requested to, solicit third-party indications of interest for our common stock in connection with possible purchases thereof or the acquisition of all or any part of us.
CBRE collected all reasonably available material information that it deemed relevant in appraising our real estate properties. CBRE relied in part on property-level information provided by our advisor, including (i) property historical and projected operating revenues and expenses; (ii) property lease agreements; and (iii) information regarding recent or planned capital expenditures.
In conducting their respective investigations and analyses, each of CBRE Cap and CBRE took into account customary and accepted financial and commercial procedures and considerations as each deemed relevant. Although each of CBRE Cap and CBRE reviewed information supplied or otherwise made available by us or our advisor for reasonableness, each assumed and relied upon the accuracy and completeness of all such information and of all information supplied or otherwise made available to it by any other party and did not independently verify any such information. With respect to operating or financial forecasts and other information and data provided to or otherwise reviewed by or discussed with CBRE Cap and CBRE, CBRE Cap and CBRE each assumed that such forecasts and other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of our management, board of directors and/or our advisor. CBRE Cap and CBRE each relied on us or our advisor to advise them promptly if any information previously provided became inaccurate or was required to be updated during the period of their review.
In performing its analysis of our real estate properties, CBRE made numerous other assumptions as of various points in time with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond its control and our control, as well as certain factual matters. For example, unless specifically informed to the contrary, CBRE assumed that we had clear and marketable title to each real estate property appraised, that no title defects existed, that any improvements were made in accordance with law, that no hazardous materials were present or had been present previously, that no deed restrictions existed, and that no changes to zoning ordinances or regulations governing use, density or shape were pending or being considered. Furthermore, CBRE’s analyses, opinions and conclusions were necessarily based upon market, economic, financial and other circumstances and conditions existing as of or prior to the date of the appraisals, and any material change in such circumstances and conditions may affect CBRE’s analyses and conclusions. CBRE’s appraisal reports contain other assumptions, qualifications and limitations that qualify the analysis, opinions and conclusions set forth therein. Furthermore, the prices at which our real estate properties may actually be sold could differ from their appraised values.
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(1)
CBRE Cap is a FINRA registered broker-dealer and is an investment banking firm that specializes in providing real estate financial services. CBRE is actively engaged in the business of appraising commercial real estate properties similar to those owned by us in connection with public securities offerings, private placements, business combinations and similar transactions. CBRE Cap engaged CBRE to prepare appraisal reports relating to each of our real estate properties and CBRE received fees upon the delivery of such reports. In addition, we have agreed to indemnify CBRE Cap against certain liabilities arising out of our engagement of CBRE Cap. Each of CBRE Cap and CBRE is an affiliate of CBRE Group, Inc., a parent holding company of affiliated companies that are engaged in the ordinary course of business in many areas related to commercial real estate and related services. In the two years prior to the date of this filing, CBRE Cap and CBRE and their affiliates have provided a number of commercial real estate, appraisal, valuation and financial advisory services for us and our affiliates and have received fees in connection with such services. CBRE Cap and CBRE and their affiliates may from time to time in the future perform other commercial real estate, appraisal, valuation and financial advisory services for us and our affiliates in transactions related to the properties that are the subjects of these appraisals, so long as such other services do not adversely affect the independence of the applicable CBRE appraiser as certified in the applicable appraisal report.

In the ordinary course of its business, CBRE Cap, CBRE, their affiliates, directors and officers may structure and effect transactions for their own accounts or for the accounts of their customers in commercial real estate assets of the same kind and in the same markets as our assets.

Although CBRE considered any comments received from us or our advisor to its appraisal reports, the final appraised values of our real estate properties were determined by CBRE. The appraisal reports for our real estate properties are addressed solely to CBRE Cap to assist in its calculation of the range in estimated net asset value per share of our common stock. The appraisal reports are not addressed to the public and may not be relied upon by any other person to establish an estimated net asset value per share of our common stock and do not constitute a recommendation to any person to purchase or sell any shares of our common stock. In preparing its appraisal reports CBRE did not solicit third-party indications of interest for our real estate properties.
The foregoing is a summary of the standard assumptions, qualifications and limitations that generally apply to CBRE’s appraisal reports. All of the CBRE appraisal reports, including the analyses, opinions and conclusions set forth in such reports, are qualified by the assumptions, qualifications and limitations set forth in the respective appraisal reports.
Real Estate Valuation
CBRE appraised each of our real estate properties held as of September 30, 2014 using various methodologies including the direct capitalization approach, discounted cash flow analyses and sales comparison approach and relied primarily on 10-year discounted cash flow analyses for the final appraisal of each of our real estate properties. CBRE calculated the discounted cash flow value of each of our real estate properties using property-level cash flow estimates, terminal capitalization rates and discount rates that fall within ranges it believes would be used by similar investors to value our real estate properties, based on recent comparable market transactions adjusted for unique properties and market-specific factors.
As of September 30, 2014, we (i) owned 14 office properties, which were acquired for a total purchase price of $1,619.1 million, including $23.9 million of acquisition fees and acquisition expenses, and (ii) had invested $43.9 million in capital and tenant improvements in these 14 real estate properties. As of September 30, 2014, the total appraised value of these 14 real estate properties as provided by CBRE using the appraisal methods described above was $1,722.9 million. The total appraised value of our real estate properties as of September 30, 2014, compared to the total acquisition cost of our real estate properties owned as of September 30, 2014 plus subsequent capital improvements through September 30, 2014, results in an overall increase in the value of these 14 real estate properties of approximately 3.6%.
The following table summarizes the key assumptions that CBRE used in the discounted cash flow analyses to arrive at the appraised value of our real estate properties:

	Range in Values	Weighted-Average Basis
Terminal capitalization rate	6.0% to 8.25%	6.70%
Discount rate	7.0% to 9.25%	7.74%
Net operating income compounded annual growth rate (1)	0.25% to 10.34%	4.94%
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(1) The net operating income compounded annual growth rates (“CAGRs”) reflect both the contractual and market rents and reimbursements (in cases where the contractual lease period is less than the hold period of the property) net of expenses over the holding period. The range of CAGRs shown is the constant annual rate at which the net operating income is projected to grow to reach the net operating income in the final year of the hold period for each of the properties.
While we believe that CBRE’s assumptions and inputs are reasonable, a change in these assumptions and inputs would significantly impact the calculation of the appraised value of our real estate properties and thus, our estimated net asset value per share. The table below illustrates the impact on our estimated net asset value per share if the terminal capitalization rates or discount rates CBRE used to appraise our real estate properties were adjusted by 25 basis points, assuming all other factors remain unchanged. Additionally, the table below illustrates the impact on our estimated net asset value per share if these terminal capitalization rates or discount rates were adjusted by 5% in accordance with the IPA Valuation Guidelines, assuming all other factors remain unchanged:

	Increase (Decrease) on the Estimated Net Asset Value per Share due to
	Decrease of 25 basis points	Increase of 25 basis points	Decrease of 5%	Increase of 5%
Terminal capitalization rate	$0.43	$(0.40)	$0.58	$(0.53)
Discount Rate	0.34	(0.33)	0.53	(0.51)
Finally, each 1% change in the appraised value of our real estate properties would result in a change of $0.17 to our estimated net asset value per share, assuming all other factors remain unchanged.

Real Estate Loan Receivable
Our advisor’s estimated value for our real estate loan receivable is equal to the GAAP fair value disclosed in our Quarterly Report on Form 10-Q for the period ended September 30, 2014, but does not equal the book value of the loan in accordance with GAAP. Our advisor estimated the value of the real estate loan receivable by applying a discounted cash flow analysis over the remaining expected life of the investment, excluding any potential transaction costs. The cash flow estimates used in the analysis during the term of the investment were based on the investment’s contractual cash flow, which we anticipate we will receive. The expected cash flow for the loan was discounted at a rate that we expect a market participant would require for an instrument with similar characteristics, including remaining loan term, loan-to-value ratio, type of collateral, current performance, credit enhancements and other factors.
As of September 30, 2014, we owned one real estate loan receivable. The cost of our real estate loan receivable was $18.4 million, which amount includes $0.1 million of origination fees and origination expenses and $8.5 million of net amount funded after origination. As of September 30, 2014, the GAAP fair value of our real estate loan receivable was $18.1 million and the outstanding principal balance was $18.2 million. The discount rate applied to the cash flow from the real estate loan receivable, which has a remaining term of 1.75 years, was approximately 8.25%. Similar to the appraisals of our real estate properties, a change in the assumptions and inputs would change the fair value of our real estate loan receivable and thus, our estimated net asset value per share. However, assuming all other factors remain unchanged, a decrease or increase in the discount rates of 25 basis points would have no impact on our estimated net asset value per share. Additionally, assuming all other factors remain unchanged, a 5% decrease or increase in the discount rates would have no impact on our estimated net asset value per share.
Notes Payable
The estimated values of our notes payable are equal to the GAAP fair values disclosed in our Quarterly Report on Form 10-Q for the period ended September 30, 2014, but do not equal the book value of the loans in accordance with GAAP. Our advisor estimated the values of our notes payable using a discounted cash flow analysis. The discounted cash flow analysis was based on projected cash flow over the remaining loan terms, including extensions we expect to exercise, and on management’s estimates of current market interest rates for instruments with similar characteristics, including remaining loan term, loan-to-value ratio and type of collateral.
As of September 30, 2014, the GAAP fair value and the carrying value of our notes payable were $923.1 million and $922.9 million, respectively. The weighted-average discount rate applied to the future estimated debt payments, which have a weighted-average remaining term of 3.8 years, was approximately 3.1%.
The table below illustrates the impact on our estimated net asset value per share if the discount rates our advisor used to value our notes payable were adjusted by 25 basis points, assuming all other factors remain unchanged. Additionally, the table below illustrates the impact on our estimated net asset value per share if these discount rates were adjusted by 5% in accordance with the IPA Valuation Guidelines, assuming all other factors remain unchanged:

	Increase (Decrease) on the Estimated Net Asset Value per Share due to
	Decrease of 25 basis points	Increase of 25 basis points	Decrease of 5%	Increase of 5%
Discount rate	(0.08)	0.08	(0.05)	0.05
Deferral of Asset Management Fees
Pursuant to our advisory agreement, with respect to asset management fees accruing from March 1, 2014, our advisor defers, without interest, our obligation to pay asset management fees for any month in which our modified funds from operations (“MFFO”) for such month, as such term is defined in the practice guideline issued by the IPA in November 2010 and interpreted by us, excluding asset management fees, does not exceed the amount of distributions declared by us for record dates of that month. We remain obligated to pay our advisor an asset management fee in any month in which our MFFO, excluding asset management fees, for such month exceeds the amount of distributions declared for the record dates of that month (such excess amount, an “MFFO Surplus”); however, any amount of such asset management fee in excess of the MFFO Surplus will also be deferred under the advisory agreement. If the MFFO Surplus for any month exceeds the amount of the asset management fee payable for such month, any remaining MFFO Surplus will be applied to pay any asset management fee amounts previously deferred in accordance with the advisory agreement.

However, notwithstanding the foregoing, any and all deferred asset management fees that are unpaid will become immediately due and payable at such time as our stockholders have received, together as a collective group, aggregate distributions (including distributions that may constitute a return of capital for federal income tax purposes) sufficient to provide (i) an 8.0% per year cumulative, noncompounded return on such net invested capital (the “Stockholders’ 8% Return”) and (ii) a return of their net invested capital, or the amount calculated by multiplying the total number of shares purchased by stockholders by the issue price, reduced by any amounts to repurchase shares pursuant to our share redemption program. The Stockholders’ 8% Return is not based on the return provided to any individual stockholder. Accordingly, it is not necessary for each of our stockholders to have received any minimum return in order for our advisor to receive deferred asset management fees.
As of September 30, 2014, we had accrued and deferred payment of $3.8 million of asset management fees under our advisory agreement, as we believe the payment of this amount to our advisor is probable. These fees will be reimbursed in accordance with the terms noted above. For the purposes of determining the estimated net asset value per share, our advisor included $1.8 million of this liability or $0.02 per share, as this amount was subsequently paid in November 2014 based on the MFFO Surplus generated in September 2014. The remaining accrued and deferred asset management fees of $2.0 million or $0.02 per share as of September 30, 2014 was not included in the calculation of the estimated net asset value per share as these amounts would only be payable in connection with future MFFO Surplus. Additionally, based on a hypothetical liquidation of the assets and liabilities as of September 30, 2014, we would not be liable for the $2.0 million of accrued and deferred asset management fees that were excluded from the calculation of the estimated net asset value per share.
Other Assets and Liabilities
The carrying values of a majority of our other assets and liabilities are considered to equal their fair value due to their short maturities or liquid nature. Certain balances, such as straight-line rent receivables, lease intangible assets and liabilities, deferred financing costs, unamortized lease commissions and unamortized lease incentives, have been eliminated for the purpose of the valuation due to the fact that the value of those balances was already considered in the valuation of the related asset or liability. Our advisor has also excluded redeemable common stock, as temporary equity does not represent a true liability to us and the shares that this amount represents are included in our total outstanding shares of common stock for purposes of calculating our estimated net asset value per share and the updated offering price of our common stock.
Limitations of Estimated Net Asset Value per Share
As mentioned above, we are using this estimated net asset value per share exclusively to help establish the updated offering price of shares of our common stock to be sold in this initial public offering and to comply with the IPA Valuation Guidelines. As with any valuation methodology, the methodologies used are based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different estimated net asset value per share, and these differences could be significant. The estimated net asset value per share is not audited and does not represent the fair value of our assets less the fair value of our liabilities according to GAAP.
Accordingly, with respect to our estimated net asset value per share and/or our updated offering price, we can give no assurance that:

•	a stockholder would be able to resell his or her shares at our estimated net asset value per share or the updated offering price;

•
a stockholder would ultimately realize distributions per share equal to our estimated net asset value per share or the updated offering price upon liquidation of our assets and settlement of our liabilities or a sale of our company;

•	our shares of common stock would trade at our estimated net asset value per share or the updated offering price on a national securities exchange;

•	a third party would offer our estimated net asset value per share or the updated offering price in an arm’s-length transaction to purchase all or substantially all of our shares of common stock;

•	another independent third-party appraiser or third-party valuation firm would agree with our estimated net asset value per share, or a valuation firm would agree with the updated offering price; or

•	the methodology used to determine our estimated net asset value per share would be acceptable to the Financial Industry Regulatory Authority or for compliance with ERISA reporting requirements.

Further, our estimated net asset value per share is based on the estimated value of our assets less the estimated value of our liabilities, divided by the number of shares outstanding, all as of September 30, 2014, with the exception of an adjustment for actual or estimated acquisition fees and closing costs related to six properties that were either acquired subsequent to September 30, 2014 or under contract to purchase and are reasonably probable to close, but had not yet closed as of December 9, 2014, which were included as a reduction to the net asset value. As of September 30, 2014, we had 99,101,093 shares issued and outstanding. We did not make any other adjustments to our estimated net asset value per share subsequent to September 30, 2014, including any adjustments relating to the following, among others: (i) the issuance of common stock and the payment of related offering costs; (ii) net operating income earned and distributions declared; and (iii) the redemption of shares. The value of our shares will fluctuate over time in response to developments related to the capital raised during our offering stage, future investments, the performance of individual assets in our portfolio and the management of those assets and the real estate and finance markets. Our estimated net asset value per share does not reflect a discount for the fact that we are externally managed, nor does it reflect a real estate portfolio premium/discount versus the sum of the individual property values. Our estimated net asset value per share does not take into account estimated disposition costs and fees for real estate properties that are not held for sale, debt prepayment penalties that could apply upon the prepayment of certain of our debt obligations, the impact of restrictions on the assumption of debt or swap breakage fees that may be incurred upon the termination of certain of our swaps prior to expiration. We currently expect to utilize an independent valuation firm to update our estimated net asset value per share within 12 months. We cannot assure you that our offering price will increase or that it will not decrease during our offering stage.
Dividend Reinvestment Plan
Pursuant to our dividend reinvestment plan, until we establish an estimated value per share of our common stock for a purpose other than to set the price to acquire a share of our common stock in one of our public offerings, participants in the plan will acquire shares of our common stock under the plan at a price equal to 95% of the price to acquire a share of our common stock in the primary offering of our then-effective public offering (ignoring any discounts that may be available to certain categories of investors). As such, commencing on the next dividend reinvestment plan purchase date, which is January 2, 2015, participants will acquire shares of our common stock under the plan at a price equal to 95% of $10.51, or $9.99 per share.
If a participant wishes to terminate participation in our dividend reinvestment plan effective for the January 2, 2015 purchase date, participants must notify us in writing of such decision, and we must receive the notice by the close of business on December 24, 2014.
Notice of termination should be sent to:

Regular Mail KBS Real Estate Investment Trust III, Inc. c/o DST Systems, Inc. PO Box 219015 Kansas City, MO 64121-9015	Overnight Address KBS Real Estate Investment Trust III, Inc. c/o DST Systems, Inc. 430 W. 7th Street Kansas City, MO 64105
Experts
CBRE, an independent third party valuation firm, appraised each of our real estate properties owned as of September 30, 2014 and provided these appraisals to CBRE Cap. CBRE Cap, an independent investment banking firm, prepared a valuation report, using information as of September 30, 2014, with respect to the range in estimated net asset value per share of our common stock, in accordance with valuation guidelines approved by the conflicts committee, which incorporates the appraised value of our real estate properties as determined by CBRE. As further described in this supplement, our board of directors used the valuation report prepared by CBRE Cap to establish an estimated net asset value per share of our common stock, an updated offering price for shares of common stock to be sold in this primary offering and an updated offering price for shares of common stock to be sold under our dividend reinvestment plan. The valuation report prepared by CBRE Cap does not constitute a recommendation by CBRE Cap with respect to the determination of the updated offering price for shares of common stock to be sold in this primary offering or the updated offering price for shares of common stock to be sold under our dividend reinvestment plan.